UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             EURONET WORLDWIDE, INC.
                                (Name of Issuer)
                        (formerly Euronet Services, Inc.)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                         (Title of Class of Securities)

                                    298736109
                                 (CUSIP Number)

                                   Copies to:


Robert C. Canfield, Esq.                 John F. Marvin, Esq.
DST Systems, Inc.                        Diane M. Bono, Esq.
333 West 11th Street, 5th Floor          Sonnenschein Nath & Rosenthal
Kansas City, Missouri 64105              4520 Main Street, Suite 1100
(816) 435-1000                           Kansas City, Missouri 64111
FAX: (816) 435-8630                      (816) 460-2400
                                         FAX: (816) 531-7545

            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                  March 6, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-l(e), 240.13d-l(f), or 240.13d-l(g)check the following box / /.

                                  SCHEDULE 13D

1. Name of reporting persons I.R.S. Identification No. of above persons (entities only):

     DST Systems, Inc.

2.   Check The  Appropriate  Box If A Member Of A Group:  a. [ ] b. [ x ]

3.   SEC Use Only

4.   Source of funds: 00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).

6.   Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power: 1,884,597

8.   Shared voting power: None.

9.   Sole dispositive power: 1,884,597

10.  Shared dispositive power: None.

11.  Aggregate amount beneficially owned by each reporting person: 1,884,597

12. Check box if the aggregate amount in row (11) excludes certain shares /X/ Excludes 15,333 shares beneficially owned by certain directors and executive officers of the Reporting Person. Excludes 3,369,277 shares beneficially owned by other persons identified in Item 5 under the heading OTHER LENDERS UNDER CREDIT AGREEMENT.

13.  Percent of class represented by amount in row (11) 8.2%

14.  Type of Reporting Person: CO

This Amendment No. 4 to Schedule 13D (the "Amendment") is filed on behalf of DST Systems, Inc., a Delaware corporation to report transactions in shares of the common stock, $0.02 par value, of Euronet Worldwide, Inc. (formerly Euronet Services, Inc.), a Delaware corporation. Reference is made to the initial statement on Schedule 13D dated as of March 6, 1997, and amended as of April 9, 1998, December 23, 1999 and November 13, 2001 (the "DST Statement"). The DST Statement is hereby further amended and supplemented as follows:

ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which the DST Statement and this Amendment relates is the common stock, $0.02 par value per share ("Common Stock"), of Euronet Worldwide, Inc., a Delaware corporation ("Issuer").

               The address of the principal executive office of Issuer is 4601 College Boulevard, Suite 300, Leawood, Kansas 66211.

ITEM 2.  IDENTITY AND BACKGROUND.

               This Amendment is being filed by DST Systems, Inc., a Delaware corporation ("Reporting Person"). The principal executive office of Reporting Person is located at 333 West 11th Street, Kansas City, Missouri 64105. The Reporting Person's wholly-owned subsidiary, West Side Investments, Inc. ("West Side"), a Nevada corporation referred to in Item 5 of this Amendment, has its principal executive office at 6100 Elton, Suite 1000, Las Vegas, 89107.

               Reporting Person, which includes its subsidiaries for purposes of describing its business, provides sophisticated information processing and computer software services and products which are designed to provide a vital link between Reporting Person's clients and their customers in financial services, video/broadband, direct broadcast satellite, wire-line and Internet protocol, telephony, Internet, utility and other markets.

               Based on a Form 4 dated January 8, 2002 and a Schedule 13D amendment dated December 3, 2001, Stilwell Management, Inc. ("SMI"), a Delaware corporation, currently owns approximately 32.9% of Reporting Person, and SMI and its parent Stilwell Financial, Inc. ("Stilwell") share voting and dispositive power of Reporting Person's shares. Reporting Person has not entered into any agreements with Stilwell or SMI concerning Reporting Person's management and policies. Reporting Person has a stockholder's rights plan (the "Rights Plan") pursuant to which stockholders have rights to acquire preferred stock interests if any person (an "Acquiring Person") acquires a certain level of ownership of the common stock of Reporting Person. Stilwell, SMI and certain entities affiliated with Stilwell are in certain circumstances excluded from the definition of an "Acquiring Person" under the Rights Plan. As a result, Stilwell and SMI may be able to influence matters affecting Reporting Person. However, Stilwell and SMI disclaim control of Reporting Person and beneficial ownership of the Common Stock as a result of their ownership of Reporting Person's common stock.

               Neither Reporting Person, any of its executive officers or directors, hereinafter listed, nor West Side has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               Neither Reporting Person, any of its executive officers or directors, hereinafter listed, nor West Side has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          DIRECTORS AND EXECUTIVE OFFICERS

               The names of Reporting Person's directors and executive officers appear below. Each such person is a citizen of the United States of America except Mr. Winn, who is a citizen of the United Kingdom, and each is principally employed in the capacities shown, except as otherwise indicated. The business address of such directors and executive officers is 333 West 11th Street, Kansas City, Missouri 64105, except as otherwise indicated below.

          Directors (excluding executive officers who are directors)

          A. E. Allinson    Retired Chairman
                            Boston Financial Data Services, Inc. and
                            National Financial Data Services, Inc.;
                            Retired Chief Executive Officer
                            EquiServe Limited Partnership
                            480 Park Avenue
                            New York, NY  10022

          M. G. Fitt        Retired Chairman of the Board, President and Chief
                            Executive Officer
                            Employers Reinsurance Corporation
                            10349 N. Lake Circle
                            Olathe, KS 66061

          Wm. C. Nelson     Chairman
                            George K. Baum Asset Management
                            120 W. 12th Street
                            Kansas City, MO 64105

          M. J. Strandjord  Sr. Vice President of Finance, Global Markets Group
                            Sprint Corporation
                            6180 Sprint Parkway
                            Overland Park, KS 66251

          J. C. Castle      Chief Executive Officer
                            DST Systems of California, Inc.
                            1100 Investment Blvd.
                            El Dorado Hills, CA  95762

          Executive Officers

          T. A. McDonnell   President and Chief Executive Officer, Director

          T. A. McCullough  Executive Vice President, Chief Operating Officer,
                            Director

          C. W. Schellhorn  Vice Chairman - DST Systems of California, Inc.;
                            President and Chief Executive Officer - DST
                              Output, Inc.;
                            President - Argus Health Systems, Inc.

          J. J. Boehm       Group Vice President

          R. C. Canfield    Senior Vice President, General Counsel and Secretary

          K. V. Hager       Vice President,Chief Financial Officer and Treasurer

          D. J. Kenney      President and Chief Executive Officer
                            EquiServe, Inc.

          J. W. McBride     Group Vice President

          P. J. Nault       President
                            DST Innovis, Inc.
                            1104 Investment Blvd.
                            El Dorado Hills, CA 95762

          R. L. Tritt       Group Vice President

          M. A. Waterford   Group Vice President

          J. M. Winn        Managing Director
                            DST International Limited
                            DST House, St. Mark's Hill
                            Surbiton, Surrey KT64QD, England

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               FIRST TRANSACTION. As of January 17, 2002, Reporting Person acquired warrants to purchase thirty thousand (30,000) shares of the Common Stock at $6.70 per share (the "Warrants"). The number of shares of Common Stock shown in this Amendment as owned by Reporting Person include the Warrants.

               The Warrants were issued under a Revolving Credit Agreement dated as of June 28, 2000, and amended as of December 28, 2000 and June 28, 2001 (the "Credit Agreement") among Issuer, Reporting Person, Hungarian-American Enterprise Fund ("HAEF") and Michael J. Brown, the Chairman, President and Chief Executive Officer of Issuer. The Warrants were issued in connection with the June 28, 2001 extension of the term of the Credit Agreement ("Latest Extension"). The acquisition of the Warrants was not material under 17 C.F.R. ss. 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               As co-lenders to Issuer under the Credit Agreement, Reporting Person, HAEF and Mr. Brown may be deemed to be a group under Section 13(d)(3) of the Exchange Act. Reporting Person disclaims membership in any such group and disclaims beneficial ownership of the shares beneficially owned by HAEF and Mr. Brown.

               SECOND TRANSACTION. On March 6, 2002, Reporting Person through West Side made a charitable gift of three hundred thousand (300,000) shares of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

               The purpose of the First Transaction described in Item 3 was for Reporting Person (a) to receive consideration for the June 28, 2001 extension of the term of the Credit Agreement, and (b) to acquire rights to purchase additional Common Stock of Issuer for investment purposes. Reporting Person and Reporting Person's directors and executive officers named in Item 5 continue to beneficially own Common Stock for investment purposes, but each reserves the right to exercise any and all rights and privileges as stockholders of Issuer in a manner consistent with Reporting Person's or its directors' and executive officers' own best interests, to purchase or sell the Common Stock or other securities of Issuer, to communicate with management of Issuer, other stockholders of Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting Issuer or respecting Reporting Person's or its directors' and executive officers' Common Stock. Reporting Person intends to hold the Common Stock (and any Common Stock acquired from the exercise of the Warrants) through West Side.

               The purpose of the Second Transaction described in Item 3 was to make a charitable gift.

               Except as set forth in the Amendment, Reporting Person and its directors and executive officers have no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, Reporting Person and its directors and executive officers reserve the right to change their intentions with respect to such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         REPORTING PERSON

          (a)  The responses to Items 11 and 13 of the inside cover page of this
               Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown as outstanding on Issuer's Form 10-K for 2001 filed March 8, 2002 (Commission File No. 000-22167) (the "10-K").

          (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

          (c) Other than Reporting Person's acquisition of the Warrants and the charitable gift as described in Item 3, Reporting Person had no transactions in the Common Stock during the 60 days prior to the date of filing of the Amendment.

          (d) Reporting Person intends to transfer any Common Stock received from exercise of the Warrants to West Side. No person other than the Reporting Person or West Side has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by Reporting Person.

          (e)  Not applicable.

         DIRECTORS AND EXECUTIVE OFFICERS

               None of the directors and executive officers of Reporting Person, other than Ms. Strandjord and Messrs. McDonnell, McCullough, Hager, and Allinson, beneficially owns any Common Stock. Ms. Strandjord owns 6,500 shares jointly with her spouse, and along with her spouse, has the sole power to vote and dispose of such shares. She owns 2,000 shares through an individual retirement account and is the administrator of an account for a minor child containing 1,000 shares. Ms. Strandjord has the sole power to vote and dispose of such shares. Mr. McDonnell and Ms. Strandjord are directors of Issuer and hold options to purchase shares of the Common Stock. Within sixty (60) days of the date of filing of the Amendment, Mr. McDonnell may exercise such options with respect to 2,333 shares of Common Stock and Ms. Strandjord may not exercise any such options. Mr. McCullough owns 500 shares of the Common Stock jointly with his spouse, and along with his spouse, has sole power to vote and dispose of such shares. Mr. Hager owns 1,000 shares and Mr. Allinson owns 2,000 shares of the Common Stock, and each has sole power to vote and dispose of his respective shares. The number of shares of Common Stock beneficially owned by Messrs. McDonnell, McCullough, Hager, and Allinson and Ms. Strandjord represent less than one percent of the outstanding shares of the Common Stock. None of the directors or executive officers of the Reporting Person has had any transaction in the Common Stock during the 60 days prior to the date of filing of this Amendment. No person, other than Ms. Strandjord and Messrs. McDonnell, McCullough, Hager, or Allinson, and the spouses of Ms. Strandjord and Mr. McCullough, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such person.

         OTHER LENDERS UNDER CREDIT AGREEMENT

               Based on information obtained from Issuer, Reporting Person believes Mr. Brown beneficially owns 3,199,277 shares of Common Stock, including 860,398 options exercisable within 60 days of the Date of Event shown on the Amendment and 69,000 warrants acquired in connection with the Credit Agreement, which are immediately exercisable. According to Issuer, Mr. Brown has sole voting and dispositive power with respect to such shares beneficially owned by him, except the Reporting Person believes Mr. Brown may share voting and dispositive power of a portion of such shares held by his wife and children. Reporting Person believes that, except for the acquisition of 69,000 warrants issued to Mr. Brown on January 27, 2002 in connection with the Credit Agreement, which warrants supersede all warrants previously granted to Mr. Brown under the Credit Agreement and include warrants for the Latest Extension, Mr. Brown has not had any transactions in the Common Stock within 60 days prior to the date of the filing of the Amendment.

               Based on Amendment No. 1 dated December 31, 2001 to a Schedule 13G filed by HAEF and information obtained from Issuer and HAEF, the Reporting Person believes HAEF beneficially owns 170,000 shares of Common Stock and has sole voting and dispositive power with respect to such shares. Based on information from HAEF, within 60 days prior to the date of filing of the Amendment, HAEF disposed of Common Stock on the open market as follows: 25,000 shares on February 14, 2002 for $17.09 per share, 35,000 shares on February 21, 2002 for $17.56 per share, 65,000 shares on February 22, 2002 for $17.90 per share, 45,000 shares on February 28, 2002 for $17.89 per share, 5,000 shares on March 1, 2002 for $18.00 per share, 100,000 shares on March 4, 2002 for $18.25 per share, 86,000 shares on March 12, 2002 for $18.60 per share, 15,000 shares on March 13, 2002 for $18.76 per share, 112,702 shares on March 14, 2002 for $17.90 per share, and 20,000 shares on March 19, 2002 for $18.675 per share.

               Based on the number of outstanding shares of the Common Stock reported in the 10-K, Reporting Person believes Mr. Brown beneficially owns 13.9% of the Common Stock and HAEF beneficially owns 1% of the Common Stock.

               By virtue of the Credit Agreement, Reporting Person may be deemed to be a member of a group and the beneficial owner of the Common Stock beneficially owned by HAEF and Mr. Brown. The filing of this Schedule shall not be construed as an admission that Reporting Person is the beneficial owner of such Common Stock. Reporting Person disclaims membership in any such group and disclaims beneficial ownership of the shares beneficially owned by HAEF and Mr. Brown.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Reporting Person, HAEF and Michael J. Brown (the "Lenders") and Issuer entered into the Credit Agreement pursuant to which the Lenders agreed to provide a revolving credit facility to Issuer of up to $4,000,000 as follows: Reporting Person in the amount of $2,400,000; HAEF in the amount of $1,000,000; and Mr. Brown in the amount of $600,000. The facility was originally available to be drawn upon until December 28, 2000, and repayment of any draws was due June 28, 2001. The Credit Agreement was amended and renewed for six month periods on December 28, 2000 and June 28, 2001 and, as a result of such amendments, any amounts drawn on the facility must now be repaid by June 28, 2002.

               A "commitment" fee was paid for the initial facility in the form of warrants for 100,000 shares of Common Stock issued pro-rata to the Lenders with a warrant strike price set at the average share price, as quoted on NASDAQ for 10 trading days prior to the warrant issue date, less 10 percent. Warrants for an additional 100,000 and 50,000 shares of Common Stock, on the same terms, were issued on January 2, 2001 and June 28, 2001, respectively, for the subsequent extensions of the facility. Warrants for an additional total of 50,000 shares of Common Stock were issued on December 17, 2001, January 17, 2002, and January 27, 2002 in connection with the Latest Extension. Warrants were issuable on similar terms and conditions for each draw on the facility at the rate of 80,000 warrants for each $1,000,000 of funds drawn. The Issuer has drawn $2,000,000 and issued warrants for 160,000 shares of Common Stock pro rata to the Lenders in respect of such draw. The warrants issued under the Credit Agreement are exercisable until June 28, 2002.

               The Reporting Person has exercised all of its warrants other than the Warrants issued to it on January 17, 2002. Reporting Person believes that HAEF has exercised all of its warrants and that Mr. Brown has not exercised any of his warrants.

               Amounts outstanding under the facility accrued interest at 10% per annum, payable quarterly. Repayment of the principal is due on June 28, 2002. Based on information from Issuer, Reporting Person anticipates that the outstanding principal and interest will be paid to the Lenders in March 2002. The remaining $2,000,000 under the Credit Agreement was only available to be drawn until December 28, 2001, and such draw did not occur.

               Except as set forth above, Reporting Person and its directors and executive officers currently have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Revolving Credit Agreement, dated as of June 28, 2000, among Issuer, Reporting Person, HAEF and Michael J. Brown, is hereby incorporated by reference to Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 000-22167).

          Exhibit 2: Amendment to Revolving Credit Agreement, dated December 28, 2000, among Issuer, Reporting Person, HAEF and Michael J. Brown, is hereby incorporated by reference to Exhibit 10.2 to Issuer's Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 000-22167).

          Exhibit 3: Second Amendment to Revolving Credit Agreement, dated June 28, 2001, among Issuer, Reporting Person, HAEF and Michael J. Brown, is hereby incorporated by reference to Exhibit 3 to Reporting Person's
     Schedule 13D Amendment No. 3 dated November 13, 2001 and filed November 14, 2001.(Commission file No. 000-22167) ("Amendment 3")

          Exhibit 4: Warrant dated June 28, 2000, is hereby incorporated by reference to Exhibit 4 to Amendment 3.

          Exhibit 5: Amendment to Warrant dated December 28, 2000, is hereby incorporated by reference to Exhibit 5 to Amendment 3.

          Exhibit 6: Warrant dated December 28, 2000, is hereby incorporated by reference to Exhibit 6 to Amendment 3.

          Exhibit 7: Amendment to Warrant dated June 28, 2001, is hereby incorporated by reference to Exhibit 7 to Amendment 3.

          Exhibit 8: Second Amendment to Warrant dated June 28, 2001, is hereby incorporated by reference to Exhibit 8 to Amendment 3.

          Exhibit 9: Warrant dated May 30, 2001, is hereby incorporated by reference to Exhibit 9 to Amendment 3.

          Exhibit 10: Warrant dated June 28, 2001, is hereby incorporated by reference to Exhibit 10 to Amendment 3.

          Exhibit 11: Warrant dated January 17, 2002.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATE:  March 20, 2002

                          /s/ Robert C. Canfield
                          -----------------------------------

                          Robert C. Canfield
                          Senior Vice President, General Counsel and Secretary